EXHIBIT 99.1

(1) This Form 4/A amends the prior Form 4 filed on May 22, 2006 (the "Original Filing"). In the Original Filing, the two lines of transaction information in Table II that listed a Transaction Code "G" in column 4, one line for an Employee Stock Option for 661,970 Shares exercisable on and after 12/31/2007 and one line for an Employee Stock Option for 661,970 Shares exercisable on and after 12/31/2008, were mistakenly entered as gifts having been made of those Employee Stock Options, and therefore the Original Filing is amended by the deletion of those two lines of transaction information, leaving only the original transaction information for the grant of the Stock Options as shown above on Table II on this Form 4/A. Footnote 1 in the Original Filing (the "Original Footnote") referred to a family gifting program of February 11, 2003 that was mistakenly stated to have provided for the gifts of the Employee Stock Options that are described in the above referenced two transaction information lines. The subject of that referenced program related to a provision in the employment agreement between the Issuer and the Reporting Person in 2003 under which the Issuer had agreed that it would grant in the future to the Reporting Person (separately in 2007 and in 2008), subject to certain vesting requirements and other conditions, a non-specified equity based derivative investment type product such as a stock option, phantom stock rights, stock appreciation rights or similar rights of the same economic equivalent as the Issuer and the Reporting Person may mutually agree (for a stated purchase price that was then "out of the money") which would be in an amount equal to 1%, as of the end of 2007 and as of the end of 2008, respectively, of the then outstanding fully diluted shares of the Issuer (the "Prospective Derivative Rights"). The provision in the employment agreement for the future grant of the Prospective Derivative Rights was for an amount that was then undeterminable and was dependent, under certain circumstances, upon the Reporting Person then being employed. While the Reporting Person at that time had a desire to make a gift of the Prospective Derivative Rights to a trust for his children, the Reporting Person did not, in fact, make an assignment of the Prospective Derivative Rights to the trust and no transfer of the Reporting Person's dominion and control over the Prospective Derivative Rights was ever effected. For reasons principally related to changes in income tax law, the Issuer and the Reporting Person in May of 2006 amended the employment agreement of the Reporting Person in which the Reporting Person's right to receive the non-specified Prospective Derivative Rights was terminated. In that employment agreement amendment, the Issuer granted to the Reporting Person the Employee Stock Options stated as having been granted in column 4 of the Original Filing (the "Subject Options"). The Reporting Person, believing in error that the Subject Options had, in effect, been covered by the February 11, 2003 intended but ineffective gift, mistakenly listed in the Original Filing that the Subject Options had been gifted. However, in connection with a recent review of the Reporting Person's estate planning situation by his counsel, an examination was made by counsel of all of the surrounding facts and circumstances related to the Prospective Derivative Rights and the Subject Options. Based on that examination, counsel determined that no gift had ever legally been made by the Reporting Person to the trust referred to in the Original Footnote of either the Prospective Derivative Rights or of the Subject Options. Accordingly, this footnote 1 is substituted in its entirety for the Original Footnote and the Reporting Person has been, since the grant of the Subject Options and remains to date, the legal and beneficial owner of the Subject Options.